UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Northsight Capital, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66702 Q 203

 (CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________________________________________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons John Lemak
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	.
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC of Sandor Capital Master Fund
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,380,305
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 37,380,305
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,380,305
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 30.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons Sandor Capital Master Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	.
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,380,305
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 37,380,305
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,380,305
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 30.8%
14.	Type of Reporting Person (See Instructions) PN

Item 1.

Security and Issuer

Common Stock, $.0001 par value

Northsight Capital, Inc.

7740 East Evans Rd.

Scottsdale, AZ 85260

Item 2.

Identity and Background

(a) through (e)

Sandor Capital Master Fund is the record owner of the shares.  John Lemak is the General Partner of Sandor Capital Master Fund.

Sandor Capital Master Fund is a hedge fund located at 2828 Routh St., St. 500, Dallas, TX 75201, and was organized in the State of Texas.

John Lemak is a US citizen whose address is 4410 Bordeaux Avenue, Dallas, TX  75205.  Mr. Lemak is the General Partner of Sandor Capital Master Fund, in which capacity, he manages the fund’s assets and day to day business activities. Sandor Capital Master Fund is a hedge fund located at 2828 Routh St., St. 500, Dallas, TX 75201, and was organized in the State of Texas.

Neither John Lemak nor Sandor Capital Master Fund has during the past 5 years been convicted in any criminal proceeding.

Neither John Lemak nor Sandor Capital Master Fund has during the past 5 years been subject to a civil or judicial proceeding as a result of which he/it was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Sandor Capital Master Fund has expended an aggregate of $728,117 to purchase 24,750,020 shares of the issuer’s common stock and warrants to purchase 1,130,285 shares of such stock. Sandor Capital Master Fund used its own working capital to make these purchases. In addition, Sandor Capital Master Fund was issued an aggregate of 2,500,000 shares of common stock by the majority shareholder of the issuer in consideration of the investments it has made into the issuer.  Sandor Capital Master Fund was issued warrants to purchase an aggregate of 9,000,000 shares by the issuer in consideration of extending the maturity date of a loan.

Item 4

Purpose of Transaction

(a) - (j)

The reporting person acquired the securities for investment only.

Item 5.

Interest in Securities of the Issuer

A

The following information is for each of Sandor Capital Master Fund and John Lemak, its General Partner.

Amount: 37,380,305

Percentage: 30.8%

B.

Sole Voting Power: 37,380,305

Shared Voting Power: 0

Sole Dispositive Power: 37,380,305

Shared Dispositive Power: 0

C

Sandor Capital Master Fund has during the last sixty days acquired securities in private transactions (except where otherwise indicated) as follows: (i) on September 4, 2015, 1,000,000 shares from the issuer at $.125 per share; (ii) on September 18, 2015, 2,500,000 shares from the majority shareholder of the issuer for $.02 per share; (iii) on September 24, 2015, 93,800 shares on the OTC market at a price of $.073 per share; (iv) on September 29, 2015, 3,340,000 shares from the majority shareholder of the issuer for $.015 per share; (v) from the issuer, on September 29, 2015,  a Unit comprised of 416,000 shares and warrants to purchase 416,000 shares, for a unit price of $.06 per Unit; (vi) On October 3, 2015, warrants to purchase 2,000,000 shares from the issuer in consideration of a loan extension; (vii) on October 16, 2015, 1,750,000 shares from the majority shareholder of the issuer for $.014 per share; (viii) on October 23, 2015, 625,000 shares from the majority shareholder of the issuer for $.016 per share; (ix) on October 26, 2015, 8,443,735 shares from the majority shareholder of the issuer for $.016 per share; (x) on October 26, 2015, from the issuer, a Unit comprised of 714,285 shares and warrants to purchase 714,285 shares, for a unit price of $.07 per Unit; (xi) on November 13, 2015, 2,000,000 shares from the controlling shareholder of the issuer for $.015 per share; and (xii); On December 10, 2015, warrants to purchase 2,000,000 shares from the issuer in consideration of a loan extension.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In May and November, 2015, Sandor Capital Master Fund loaned the Issuer’s controlling shareholder (and her spouse) $300,000 and $50,000, respectively.  The repayment of this loan is secured by the shareholder’s pledge to Sandor Capital Master Fund of 29,951,265 shares of the issuer’s common stock.

Item 7.

Material to Be Filed as Exhibits

Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2015
Date

Sandor Capital Master Fund, LP

/s/John Lemak/

By: John Lemak, General Partner

/s/John Lemak/

John Lemak, individually

Exhibit 1

JOINT FILING AGREEMENT

Schedule 13D

Each of the undersigned (John Lemak and Sandor Capital Master Fund, LP) does hereby agree that the Schedule 13D to which this Exhibit 1 is attached is being filed on his/her/its behalf.

Sandor Capital Master Fund, LP

/s/John Lemak/

By: John Lemak, General Partner

/s/John Lemak /

John Lemak, individually